300 North LaSalle Street Chicago, Illinois 60654
Theodore A. Peto To Call Writer Directly: (312) 862-3045 theodore.peto@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 19, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Celeste M. Murphy

Kate Beukenkamp

Re:	Neutral Tandem, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 8, 2013

File No. 001-33778

Dear Ms. Murphy and Ms. Beukenkamp:

Neutral Tandem, Inc. d/b/a Inteliquent (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 15, 2013, from the staff (the “Staff”) of the Commission. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 8, 2013 (the “Initial Filing”). Where applicable, we have also referenced in the responses set forth below the appropriate page number of the Amendment that addresses the Staff’s comment. Please note that, as a result of revisions made in the Amendment, some page references have changed. The page references in the comments refer to page numbers in the Initial Filing, while the page references in the responses refer to page numbers in the marked copy of the Amendment.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

April 19, 2013

Preliminary Proxy Statement on Schedule 14A

General

1.	Please fill in the blanks in your document.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company confirms that the remaining blanks will be filled in prior to completion of the definitive proxy statement.

Questions and Answers, page 1

Why am I receiving this proxy statement?, page 1

2.

Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure.

We note your statement in bold that the board unanimously believes that Clinton Magnolia Master Fund, Ltd.’s actions “are not in the best interests of our stockholders…” Please provide support for your statement.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on the cover letter to the Amendment and page 1 of the Amendment.

What is the cost of soliciting proxies for the annual meeting? Who will bear . . . , page 6

3.

Disclosure indicates that the filing persons may solicit proxies by mail, personally, telephonically, through the internet or by facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding of Rule 14a-6(b)
and (c).

4.

We note your discussion regarding your equity incentive plans in the event of a “change in control” and relevant provisions. Please disclose whether the election of Clinton Magnolia’s nominees would constitute a change of control under your employment agreements and whether such election would have any additional effects on the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 6 of the Amendment.

Securities and Exchange Commission

April 19, 2013

Proposals to be Voted On, page 8

Proposal No. 1: Election of Directors, page 8

5.	Please revise the opening paragraph under this heading to clarify which of the eight individuals listed constitute the seven nominees for election to the board of directors.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has removed the reference to one of its former directors in the opening paragraph under this heading. See page 9 of the Amendment.

6.	Please disclose whether your nominees have provided their consent to be named in your proxy statement and to serve on your board if elected.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure to reflect that each of the Company’s nominees has provided his consent to be named in the Company’s proxy statement and to serve as a director of the Company’s board if elected. Please see page 9 of the Amendment.

7.

We note your disclosure on page 8 about “the likelihood that Clinton Magnolia Master Fund, Ltd. and its nominees may not serve the best interests of our Company” and that your nominees “will fairly and objectively consider the interests of Inteliquent and all of our stockholders in determining our future direction.” To the extent you are implying that Clinton Magnolia’s nominees would not fulfill their fiduciary duties if elected, please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 9 of the Amendment.

8.	Please revise your disclosure regarding the February 28, 2013 conversation with Clinton Magnolia to describe the subject of the discussion and any conclusion reached.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure to provide a more fulsome description of the issues discussed during the February 28, 2013 conversation with Clinton Magnolia and the outcome of such conversation. See pages 10 and 11 of the Amendment.

* * * * * * * * * * * * * * * * * * * * *

Securities and Exchange Commission

April 19, 2013

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3045.

Sincerely,

/s/ Theodore A. Peto

Theodore A. Peto

cc:	Richard Monto

Neutral Tandem, Inc. d/b/a Inteliquent

Gerald T. Nowak, P.C.

Kirkland & Ellis LLP

Stephen Fraidin

Kirkland & Ellis LLP